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                            February 15, 2022

       James Chae
       Chief Executive Officer
       Yoshiharu Global Co.
       6940 Beach Blvd., Suite D-705
       Buena Park, CA 90621

                                                        Re: Yoshiharu Global
Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 9,
2022
                                                            File No. 333-262330

       Dear Mr. Chae:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 37

   1. Please provide us with your calculations of the amounts of cash and additional paid-in-
                                                        capital presented in
the "Pro Forma As Adjusted" and "Pro Forma As Adjusted with Over-
                                                        Allotment Option"
columns. Specifically, it does not appear the net proceeds presented in
                                                        Use of Proceeds on page
6 of $16,380,000 and $18,837,000 respectively, agrees to the changes between actual
amounts as of September 30, 2021 and the as adjusted columns.
                                                        Further, please revise
your disclosure to specifically state the compensation expense associated with 549,100
shares issued to Directors and consultants. In addition, since you are only issuing
4,000,000 Class A shares on an as adjusted basis and 4,600,000 Class A shares with the
over-allotment option, please explain how you determined pro forma
 James Chae
Yoshiharu Global Co.
February 15, 2022
Page 2
         outstanding shares of 13,000,000 and the pro forma as adjusted with over-allotment shares of 13,600,000 when you had no outstanding Class A shares on an actual basis at
         September 30, 2021.
Dilution, page 38

2. It does not appear you have considered liabilities in your calculation of net tangible book value. Please revise to include your liabilities in the calculation of net tangible book value and provide us with your revised calculation. As part of this recalculation of Dilution, please reconcile the proceeds considered in your calculation of dilution and that as disclosed in Use of Proceeds on page 35.
Certain Relationships and Related Party Transactions, page 87

3. We note your response to our prior comment 8 and reissue. Please revise the third paragraph to disclose the balance owed to APIIS Financial, Inc. as of December 31,
         2021.
4. We note your response to our prior comment 9 and reissue. Please revise the fourth paragraph to quantify the distributions made to Mr. Chae during the last two fiscal years,
         i.e. December 31, 2021 and December 31, 2020.
Material U.S. Federal Income Tax Considerations, page 95

5. We note your response to our prior comment 11 and reissue. Please remove the statements in this section that the discussion is for general information only, as purchasers in the offering are entitled to rely on this disclosure. In this regard, we note that an inappropriate disclaimer is still contained in the last paragraph of this section.
Yoshiharu Global Co. and Subsidiaries Financial Statements
7. Related Party Transactions, page F-16

6. Please revise the disclosure of the balance due to James Chae and his affiliate APIIS
         Financial Inc. to present the balance due at December 31, 2020 and 2019, not September
         30, 2021 and December 31, 2020.
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames Chae                                    Sincerely,
Comapany NameYoshiharu Global Co.
                                                                Division of
Corporation Finance
February 15, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName